May 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Energy & Transportation
100 F Street N.E.
Washington, D.C. 20549-7010

Division of Corporation Finance:

We received your letter of April 25, 2023 wherein you provided a comment to our April 10, 2023 response to your comment letter related to the following filing:

Magellan Midstream Partners, L.P.
Form 10-K for the Fiscal Year ended December 31, 2022
Filed February 21, 2023
File No. 001-16335

The purpose of this correspondence is to respectfully request an additional ten business days to provide a response to your comments and questions related to the above-referenced filing. We are requesting additional time as we completed our first quarter 2023 10-Q filing and earnings release last week and were not able to finalize our response to you during the same time period. We plan to provide our detailed response on or before May 23, 2023. If you would like to discuss our request, please feel free to call me directly at (918) 574-7690.

Sincerely,

/s/ Jeff Holman
Chief Financial Officer
Magellan Midstream Partners, L.P.